Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Receives Regulatory Approvals for Normal Course Issuer Bid

TORONTO, January 30, 2014 – Bank of Montreal (the Bank) (TSX, NYSE: BMO) today announced that it has received approvals from the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions Canada (OSFI) to proceed with its previously-announced normal course issuer bid through the facilities of the TSX to purchase, for cancellation, up to 15 million of its common shares commencing February 1, 2014, and ending January 31, 2015.

The maximum number of common shares that may be repurchased under the normal course issuer bid represents approximately 2.3 per cent of the Bank’s ‘public float’ (as such term is defined in the TSX Company Manual) of common shares.

The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions. The Bank will pay the market price for the shares at the time of acquisition.

There were 644,597,732 Bank of Montreal common shares issued and outstanding as at January 25, 2014, and the public float was 643,891,146 common shares. The average daily trading volume for the 6 months ended December 31, 2013 and the daily maximum number of shares available for purchase, calculated pursuant to the rules of the TSX for the purposes of the bid, were 1,302,768 and 325,692 shares, respectively.

BMO’s current normal course issuer bid commenced on February 1, 2013, and will expire on January 31, 2014. Over the term of the current bid to January 30, 2014, BMO has purchased 10.7 million of its common shares at an average price of $62.88 per share.

For Media Relations Enquiries:

Ralph Marranca, Toronto, (416) 867-3996, ralph.marranca@bmo.com

Ronald Monet, Montreal, (514) 877-1873, ronald.monet@bmo.com

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, (416) 867-6656, sharon.hawardlaird@bmo.com,

Andrew Chin, Toronto, (416) 867-7019, andrew.chin@bmo.com,

Internet: www.bmo.com